

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2015

<u>Via E-mail</u>
Karyn F. Ovelmen
Chief Financial Officer
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 300
Houston, Texas 77010

  Re: LyondellBasell Industries N.V.
    Form 10-K for Fiscal Year Ended December 31, 2014
    Filed February 17, 2015
    File No. 1-34726

Dear Ms. Ovelmen:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Melissa N. Rocha

       Melissa N. Rocha
       Senior Assistant Chief Accountant